October 26, 2005

Via Facsimile (925) 871-4046 and U.S. Mail
Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556
(925) 631-9100 ext 206

Re:	Concord Milestone Plus, L.P.
Schedule TO filed October 13, 2005 by MacKenzie Patterson Fuller,
Inc. et al.
      SEC File No. 005- 81005


Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to the filing in response to these comments.
Schedule TO-T
Section 13.  Conditions of the Offer, page 18
1. We note your reference to the "prospects" of the purchaser and the
partnership. We are concerned that your offer condition is drafted so
broadly and generally as to make it difficult to determine whether it
has been "triggered" by events as they occur.   Please revise to
specify or generally describe the prospects to which you refer in this section so that security holders will have the ability to objectively determine whether the condition has been triggered.

2. In addition, we note the first condition refers to the business, properties, assets, liabilities, financial condition, operations and results of operations of the Purchasers. Since the Purchasers are not reporting companies and little information is available about them, it is unclear how a security holder could objectively verify the triggering of the condition. Please revise your document so security holders can objectively verify all of the bases upon which you may terminate the offer.

3. We note your statement on page 19, regarding the conditions, that
"[a]ny determination by the Purchasers concerning the events described above will be final and binding upon all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.
Closing Comments

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3345 or by facsimile at (202) 772-9203.

      						Very truly yours,



							Michael Pressman
							Special Counsel
							Office of Mergers
and Acquisitions

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Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
October 26, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE